Filed Pursuant to Rule 433

Registration No. 333-180488

Leveraged Index Return Notes® (LIRNs®) are Market-Linked Investments designed to give you an opportunity to enhance your exposure to market returns while offering some market downside protection, or buffer, against the risk of loss. LIRNs are unsecured debt securities of an issuing company that are linked to a market measure or asset, such as the S&P 500, stocks or commodities. If held to maturity, LIRNs may allow for enhanced participation in increases to the linked market measure, with unlimited upside potential. However, they do not pay interest and do involve risk to principal if the linked market measure declines by an amount greater than the LIRNs’ buffer. Downside exposure is typically on a one-to-one basis beyond the buffer, depending on the terms of the particular LIRN. Any returns on LIRNs, including any repayment of principal, are subject to the credit risk of the issuer.

LIRNs are available in $10 increments (a minimum purchase of $1,000 required), with maturities ranging from two to five years. They can be purchased in new issue offerings or in the secondary market. They are registered with the Securities and Exchange Commission and may not be listed on any securities exchange.

How can LIRNs play a role in my investment strategy?

LIRNs are designed to help enhance returns while offering protection, or a buffer, against potential losses. In contrast to another Market-Linked Investment, Capped LIRNs, LIRNs offer unlimited upside exposure with no cap on the upside. In exchange, LIRNs typically come with longer maturity periods and can have smaller buffers or lower participation rates (e.g., 1.25 times versus 2 times) on the linked market measure’s return.

What advantages do LIRNs provide?

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Opportunity for enhanced return. When LIRNs mature, you have the opportunity to receive any positive returns of the linked market measure multiplied by the participation rate (e.g., 1.25 times), with no upside limits.

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Limited market downside exposure. If the particular LIRN has a buffer, regardless of how the linked market measure performs, you will receive at least a portion of the principal of the note back at maturity, subject to the credit risk of the issuer. For example, if your LIRN has a 10% buffer, the linked market measure would have to decline by 11% for you to experience a 1% loss, with up to 90% of your principal at risk.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer and member SIPC, and other subsidiaries of Bank of America Corporation.

Investment products:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

▪	Diversification. LIRNs provide an alternative means of getting exposure to a wide variety of asset classes.

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Simplification. Because Market-Linked Investments such as LIRNs offer investors a single packaged solution, they may reduce the complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

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Complement to a long-term strategy. LIRNs may provide a way to enhance returns in moderate markets, protect your investment from minor market declines and keep you on track toward meeting long-term financial objectives.

What risks do LIRNs carry?

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Lower returns and loss of principal. If the linked market measure does not perform well, you could experience lower returns than you anticipated or than could have been received from an investment in a conventional bond or in a direct investment in the linked market measure. You can lose some or all of your principal. Even LIRNs with a buffer provide market downside protection only up to a point. For example, for LIRNs with a 10% buffer, you’re at risk of losing up to 90% of your principal.

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Credit risk. Any payments due on LIRNs are subject to the credit risk of the particular issuer. If the issuer goes bankrupt or is unable to pay its debts, you could lose all of your investment, even if the underlying market measure performs well. LIRNs are unsecured and are not backed by FDIC insurance or other governmental support.

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Secondary market risks. You may not be able to sell your LIRN in the secondary market, and Merrill Lynch is not obligated to purchase them from you. The price at which you may be able to sell your LIRN may be lower than the price you paid for it due to a number of factors, including changes in the linked market measure’s performance, the creditworthiness of the issuer, and the cost of developing, hedging and distributing the LIRNs, as well as the issuer’s borrowing rate for issuing Market-Linked Investments.

▪	Specific risks of the linked market measure. There are specific risks associated with the linked market measure. You should be familiar with these risks before investing.

▪	Tax consequences. The appreciation on LIRNs will generally be taxed as capital gains. The U.S. federal tax treatment is uncertain, and you should consult your own tax advisor before investing.

What charges do I pay when purchasing a LIRN, and how does Merrill Lynch benefit?

The $10 per unit you pay for a newly issued LIRN includes compensation to Merrill Lynch for distributing the LIRN and may include an estimated profit credited to Merrill Lynch from related hedging arrangements associated with the LIRNs. These fees and charges, as well as the rate at which the issuer borrows funds under the LIRN, reduce the economic terms of the LIRN to you and result in its estimated initial value being less than the offering price. This is discussed in more detail in the offering documents. If you buy or sell LIRNs on the secondary market, you may pay trading commissions and markups.

The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the LIRNs. When LIRNs are issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs.

Merrill Lynch offers a variety of Market-Linked Investments in four basic categories...

Offer exposure to the upside performance of the linked market measure with no or limited exposure to declines in the value of that market measure at maturity. Payments remain subject to issuer credit risk.

May offer access to less readily available markets that may not be available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked market measure.

Offer periodic, variable or fixed interest payments with, in some instances, an added payout at maturity based on the performance of the linked market measure. Generally offer no or limited market downside protection.

Offer the potential to receive better-than-market returns if the linked market measure performs well, often up to a cap. Generally offer no or limited market downside protection.

IMPORTANT NOTICE: This fact sheet provides an overview of LIRNs only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal or tax advisors before investing.

Prior to selling any particular LIRN, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this fact sheet. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

Merrill Lynch Wealth Management is a registered trademark of Bank of America Corporation.

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